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               [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]





(202) 274-2008                                              aschick@luselaw.com


December 15, 2006


VIA EDGAR

Mr. Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
100 F Street NW
Washington, D.C.  20549

               RE:      FIRST FEDERAL BANC OF THE SOUTHWEST, INC.
                        REVISED PRELIMINARY PROXY STATEMENT
                        FILE NO. 0-51243
                        FILED DECEMBER 1, 2006
                        -----------------------------------------

Dear Mr. Windsor:

         This is in response to the staff's comment letter dated December 13, 2006 concerning the above-referenced revised preliminary proxy statement (the "Proxy Statement") filed on behalf of First Federal Banc of the Southwest, Inc. (the "Company"). We are hereby filing an amended preliminary Proxy Statement (the "Amended Proxy Statement"). The Amended Proxy Statement has been blacklined to reflect changes from the filing made on December 1, 2006.

         Set forth below are the Company's responses to the comments from the Securities and Exchange Commission (the "SEC") (comment in bold):


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Christian Windsor, Esq.
December 15, 2006
Page 2

PRELIMINARY PROXY
SUMMARY TERM SHEET OR Q&A
-------------------------

1. NOTING THE REVISED DISCLOSURES REGARDING THE FINANCIAL INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS, REVISE TO EITHER ADD A Q&A OR ADD DISCLOSURES TO THE SUMMARY SECTION AND BRIEFLY DISCLOSE THEREIN THE AMOUNTS TO BE PAID TO DIRECTORS AND EXECUTIVE OFFICERS UNDER EMPLOYMENT AGREEMENTS, NON-COMPETE AND NON-SOLICITATION AGREEMENTS AND CONVERSION OF STOCK OPTIONS. IN ADDITION, DISCLOSE THAT A NEW SEVERANCE PAY PLAN AND RETENTION PAY PLAN WERE ADOPTED IN OCTOBER 2006 AND MAY ALSO RESULT IN ADDITIONAL BENEFITS FOR DIRECTORS AND EXECUTIVE OFFICERS.

         Staff is directed to the first bullet point on page 3 of the proxy statement for information responsive to this comment. Staff is supplementally advised that Directors and Executive Officers are not eligible to participate in the Company's Severance Pay Plan or Retention Plan.

FINANCIAL INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS..., PAGE 26

1. REVISE THE DISCLOSURES FOR THE EMPLOYMENT AGREEMENT OF MR. ROSENBAUM TO DISCLOSE THE GROSS UP AMOUNT OR INDICATE THAT THERE IS NONE.

         The proxy statement has been revised at page 26 in response to this comment.

2. WITH REGARD TO THE REVISED DISCLOSURES UNDER "CONVERSION OF STOCK OPTIONS," SUPPLEMENTALLY PROVIDE THE STAFF WITH THE NUMBER OF OPTIONS AND DOLLAR VALUE UNDER THE AGREEMENT, FOR OPTIONS THAT WOULD NOT HAVE BEEN VESTED BEFORE JANUARY 31, 2007.

         Staff is supplementally advised that there were 69,744 options that would not have been vested before January 31, 2007, with an aggregate dollar value under the Agreement of $1,003,616.16. The proxy statement has been revised at pages 3 and 27 to disclose that approximately 45.6% of the value of the options were the result of accelerated vesting on a change in control.


                                    * * * * *


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Christian Windsor, Esq.
December 15, 2006
Page 3

         We trust the foregoing is responsive to the staff's comments. We request that the staff advise the undersigned at (202) 274-2008 as soon as possible if it has any further comments.

                                             Sincerely,

                                             /s/ Alan Schick

                                             Alan Schick

Enclosure
cc: Aubrey L. Dunn, Jr., President and Chief Executive Officer Michael Clampitt, Esq.
         Ned Quint, Esq.
         Eric Envall, Esq.